

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 11, 2023

Geoffrey S. Dow, Ph.D.
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

>   **Re: 60 Degrees Pharmaceuticals, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Exhibit Nos. 10.20 and 10.34**
>   **Filed June 8, 2023**
>   **File No. 333-269483**

Dear Dr. Dow:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

>   Sincerely,
>
>   Division of Corporation Finance

cc: Ross D. Carmel, Esq